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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                              AMENDMENT NO. 5 TO
                                SCHEDULE 14D-9
                                (RULE 14d-101)
     SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                EMACHINES, INC.
                           (Name of Subject Company)

                                EMACHINES, INC.
                     (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $.0000125 PER SHARE
                        (Title of Class of Securities)

                                  29076P 10 2
                     (CUSIP Number of Class of Securities)

                               -----------------

                                Wayne R. Inouye
                         14350 Myford Road, Suite 100
                               Irvine, CA 92606
                                (714) 481-2828
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                   Copy to:
                              John A. Fore, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300

                               -----------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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   This Amendment No. 5 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of eMachines, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") on November 27, 2001, as amended by that Amendment No. 1 ("Amendment No. 1") to Schedule 14D-9 filed by the Company with the Commission on November 28, 2001, that Amendment No. 2 ("Amendment No. 2") to Schedule 14D-9 filed by the Company with the Commission on November 28, 2001, that Amendment No. 3 ("Amendment No. 3") to Schedule 14D-9 filed by the Company with the Commission on November 30, 2001 and that Amendment No. 4 to
Schedule 14D-9 filed by the Company with the Commission on December 14, 2001.

   Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Item 4. The Solicitation or Recommendation.

   The section entitled "Recommendation of the Board of Directors--Background and Reasons for the Board's Recommendation--Background" is hereby amended and restated as follows, which section is also included in the Amendment and Supplement to the Offer to Purchase filed by EM Holdings, Purchaser and Lap Shun Hui on December 20, 2001 and mailed to stockholders of eMachines under the headings "SPECIAL FACTORS--Background of the Offer" and "SPECIAL FACTORS--Recommendation of the Board of Directors; Fairness of the Offer and the Merger--Recommendation of the eMachines Board of Directors; eMachines' Position as to the Fairness of the Offer and the Merger.":

  "Background and Reasons for the Board's Recommendation

  Background

   eMachines concluded its initial public offering in March 2000. Following its initial public offering, eMachines' financial performance was adversely affected by the weakened economy and an unanticipated decrease in consumer demand for personal computers resulting in a dramatic downturn in the overall computer market and an industry-wide oversupply of personal computers as consumers curtailed their spending. In addition, revenues from eMachines Internet operations slowed dramatically due to the lower overall demand for personal computers as well as the adverse environment for Internet-related businesses. Following eMachines' initial public offering, due to these factors and a declining stock market, eMachines experienced a declining stock price, had a limited ability to attract institutional investors and was able to attract only limited equity research analyst coverage. The market price of eMachines common stock steadily declined from its initial public offering price of $9.00 on March 24, 2000 to $0.375 on December 29, 2000.

   As a result of these factors, during the latter half of 2000, Stephen Dukker, the President and Chief Executive Officer of eMachines at the time, raised the possibility of exploring various strategic alternatives to maximize shareholder value. The Board discussed various alternatives, but no definitive actions were taken by the Board at that time to pursue such a transaction.

   On December 20, 2000, eMachines received a letter from the Nasdaq Stock Market, Inc. (the "Nasdaq"), regarding the continued listing of eMachines Common Stock on the Nasdaq National Market. The letter stated that eMachines Common Stock may be delisted from trading on or about March 20, 2001, if the minimum bid price of eMachines Common Stock did not equal or exceed $1.00 per share for a minimum of ten consecutive trading days ending prior to such date.

   As a result of its own independent investigation of eMachines, representatives of Averil Capital Markets Group, Inc., an investment banking firm ("Averil Capital"), approached Mr. Hui to discuss various alternatives surrounding eMachines. During their initial meeting in January 2001, Averil Capital reviewed with Mr. Hui eMachines' current operating performance, capital markets profile and future prospects. In addition, Averil Capital and Mr. Hui discussed potential strategic alternatives for eMachines including a sale to a strategic buyer, the acquisition of eMachines by Korea Data Systems, Co., Ltd., ("KDS Korea") and/or TriGem Computers, Inc.

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("TriGem"), the two largest stockholders of eMachines and a management buyout.
At the conclusion of the meeting, Mr. Hui advised Averil Capital he did not intend to pursue a transaction of the type discussed at that time and that he believed it was premature to discuss the pursuit of any alternatives until eMachines completed certain internal restructuring initiatives.

   On February 26, 2001, eMachines announced the appointment of Wayne R. Inouye as eMachines' President and Chief Executive Officer and as a member of the eMachines board of directors, effective March 5, 2001. At the same time, eMachines announced the resignation of Stephen A. Dukker from those same positions, effective March 4, 2001.

   Following the appointment of Mr. Inouye, and during March 2001, eMachines publicly announced a restructuring program including the following actions:

  . Reducing exposure to the Internet market by eliminating resources dedicated to Internet products;

  .  Recruiting of senior key management in addition to Mr. Inouye; and

  . Taking a one time financial charge of $3.7 million for expenses associated with staff reductions and facilities closures in San Francisco, Scotts Valley and New York City.

   On March 21, 2001, following the continued decline of its stock price, eMachines received a letter from the Nasdaq advising the company of Nasdaq's decision to delist the eMachines Common Stock from the Nasdaq National market because of eMachines' failure to comply with Nasdaq's $1 bid price requirement. eMachines requested an appeal of the decision to delist its common stock before a Nasdaq Listing Qualifications Panel.

   Despite the eMachines restructuring program, the market price of eMachines Common Stock continued to decline during the second quarter of 2001. At a meeting on April 17, 2001, the Board began to discuss potential strategic alternatives. The Board considered the following factors:

  . The financial performance of eMachines for the fiscal year ended December 31, 2000, coupled with results to date, continued to be adversely affected by the unexpectedly severe decline in consumer demand for personal computers;

  . The lack of liquidity in eMachines' stock made it unattractive to institutional investors (as well as non-institutional investors);

  .  eMachines' difficulty in attracting equity research analyst coverage; and

  . If the stock price were to remain below $1.00 per share it could lead to delisting of eMachines Common Stock from the Nasdaq National Market for failure to meet Nasdaq's continued listing requirements, and the company was already notified of such possibility.

   Addressing the factors listed above, the Board resolved to undertake a review of the company's strategic alternatives, particularly exploring the possibility of identifying an acquiror willing to purchase the entire company.

   As part of its strategic review, at the April 17, 2001 meeting of the Board, it established an Advisory committee to more closely be involved with and monitor the strategic review process. The advisory committee was comprised of Mr. Inouye, and Nathan Morton and Yasuhiro Tsubota who are both independent directors of eMachines.

   In April 2001, the management of eMachines held preliminary discussions with Credit Suisse First Boston Corporation ("Credit Suisse First Boston") about potential strategic alternatives for eMachines. On May 7, 2001, eMachines publicly announced that it had retained Credit Suisse First Boston, which had been the company's lead underwriter in its initial public offering, to act as its financial advisor and to assist eMachines in evaluating its strategic alternatives, including a possible sale of the company. In the eMachines press release, Mr. Inouye stated that the Board believed that it was an appropriate time to explore opportunities to maximize shareholder value following its recent restructuring.

   On May 24, 2001, eMachines Common Stock was delisted from the Nasdaq National Market and trading in eMachines Common Stock was moved to the Over The Counter Bulletin Board.

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   During May 2001, Credit Suisse First Boston contacted approximately 55 companies, including both strategic and financial buyers, to determine their levels of interest in a potential acquisition of eMachines. Additionally, a number of parties contacted eMachines and Credit Suisse First Boston to express their interest in exploring a potential acquisition of eMachines. Based upon initial conversations with Credit Suisse First Boston, five firms, including TriGem, and KDS Korea, expressed a high level interest in exploring a possible transaction with eMachines. One of those parties signed confidentiality agreements with eMachines, which included various "standstill" provisions. The standstill provisions prohibited, among other things, a potential acquiring party from acquiring shares, soliciting proxies or making public announcements regarding its intentions with respect to a transaction with eMachines. Between May and August of 2001, Credit Suisse First Boston and eMachines held continuing discussions with these parties.

   On June 5, 2001, one of these interested parties (the "Other Interested Party") submitted a non-binding indication of interest to acquire eMachines at a valuation of approximately $110.0 million. eMachines' management held informational meetings and due diligence and had other discussions sessions with the Other Interested Party during the months of June and July.

   During June 2001, Mr. Hui contacted Averil Capital requesting a meeting between representatives of Averil Capital, KDS USA, KDS Korea and TriGem. At a meeting on June 18, 2001, Averil Capital met with Mr. Hui and S. C. Sohn, General Counsel of TriGem, to discuss the possible acquisition of eMachines through a joint offer by KDS USA, KDS Korea and TriGem. At that meeting, Averil Capital reviewed various structural, valuation, operational and legal issues surrounding a possible transaction.

   During this same time period, Mr. Hui advised Credit Suisse First Boston that he, KDS Korea and TriGem were interested in pursuing a transaction involving eMachines. While KDS Korea and TriGem were initially interested in pursuing a transaction, each of them subsequently determined they did not wish to pursue a transaction.

   On July 12, 2001, Credit Suisse First Boston updated the advisory committee of the Board on the status of discussions with third parties, including the Other Interested Party. On August 8, 2001, the Other Interested Party submitted a revised non-binding indication of interest which contained a higher offer price than its previous indication of interest submitted on June 5, 2001, at a valuation of approximately $125.0 million. A meeting of the eMachines advisory committee was convened on August 9, 2001, to consider the revised indication of interest submitted by the Other Interested Party and eMachines' other strategic alternatives. The advisory committee declined to pursue further discussions with the Other Interested Party at that time and determined that discussions to date had failed to produce a party interested in pursuing a transaction with eMachines at a price the advisory committee deemed worthy of pursuing at such time. Therefore, the advisory committee determined to stop actively seeking a buyer and advised Credit Suisse First Boston to stop pursuing a potential sale of eMachines. On September 17, 2001, eMachines publicly announced that it had terminated Credit Suisse First Boston's engagement. The press release also indicated that eMachines would continue to review its strategic alternatives.

   Following the termination of Credit Suisse First Boston's engagement, Mr. Hui explored other potential opportunities involving eMachines, not necessarily including KDS Korea's and TriGem's participation. He contacted certain financial sources to discuss the possibility of financing the acquisition of the eMachines Common Stock held by KDS Korea and TriGem. In addition, he discussed with eMachines Chairman, Paul Lee, the possibility of Mr. Hui's sponsorship of an acquisition of eMachines. He also had similar discussions with Michael Hong, a director of eMachines, and Jung Koh, a director of eMachines and the Chairman of KDS Korea. Messrs. Lee and Koh indicated to Mr. Hui that their respective organizations would be interested in the sale of eMachines at a fair price, whether in a management-led buyout or a transaction with an unaffiliated third party.

   During September 2001, Mr. Hui contacted Averil Capital regarding his possible sponsorship of a management-led buyout of eMachines or his own outright acquisition of eMachines. During a meeting on September 27, 2001, Averil Capital and Mr. Hui discussed and assessed the probability of completing a transaction, the probable range of value to complete a transaction, various structural and legal considerations and

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the review of a possible timeline for a transaction. On October 4, 2001, Averil
Capital and Mr. Hui executed an engagement letter in connection with Averil Capital serving as the exclusive financial advisor to Mr. Hui to explore the acquisition of eMachines.

   During October 2001, Mr. Hui also met directly with Mr. Inouye to discuss the possibility of pursuing a management-led acquisition of eMachines. Mr. Hui offered to assist Mr. Inouye in structuring a transaction, securing the necessary acquisition capital and retaining the advisors to represent Mr. Hui and the management team. Mr. Inouye considered the but ultimately rejected Mr. Hui's proposal.

   Also during October 2001, eMachines had discussions with, and provided due diligence information to a third party that had been referred to Mr. Dukker by Mr. Hui during late 2000 as a potential strategic partner or acquirer in connection with a transaction that would involve the acquisition of a significant interest in eMachines from certain stockholders of eMachines.

   Following the retention of Averil Capital by Mr. Hui, on October 4, 2001, Mr. Hui formed EM Holdings and Purchaser to serve as acquisition entities in connection with the proposed transaction with eMachines.

   During October, Averil Capital contacted various financing sources to secure the necessary financing commitments in order to effect the transaction. As a result of its efforts, Averil Capital secured a preliminary debt financing commitment from UBS AG. This financing commitment was in a form that could be executed simultaneously with the execution of a definitive merger agreement between EM Holdings and eMachines. In addition to securing the preliminary debt financing commitment, Mr. Hui planned to contribute certain equity financing to the transaction.

   Because a substantial portion of the cash reserves of eMachines would be used to repay the acquisition debt to UBS AG, legal counsel for UBS and EM Holdings' advisors believed it was important to secure a solvency opinion. UBS AG requested for EM Holdings to retain the services of a nationally recognized valuation appraisal firm to render a solvency opinion in connection with the transaction. On November 14, 2001, EM Holdings retained the services of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

   In order to determine whether or not the proper support existed for Mr. Hui's potential acquisition of eMachines, Averil Capital, in combination with Akin Gump Strauss Hauer & Feld, LLP (legal advisor to Mr. Hui, EM Holdings and Purchaser, referred to as "Akin Gump") also contacted KDS Korea, TriGem and idealab! to negotiate their support of an offer sponsored by Mr. Hui. As a result of these negotiations, on October 30, 2001, idealab! entered in to the Stock Purchase Agreement with Mr. Hui. The principal issues discussed during these negotiations included the minimum per share price of any offer made by EM Holdings, certain protections which could be included to ensure that idealab! and all other shareholders were treated identically in terms of any offer consideration and the term of the stock purchase agreement.

   Between October 4, 2001, and October 29, 2001, Mr. Hui worked closely with Averil Capital and Akin Gump to prepare a fully-financed, fully defined offer for eMachines.

   On October 30, 2001, Mr. Hui met with and delivered to Wayne Inouye EM Holdings' offer to acquire all of the outstanding shares of Common Stock of eMachines. EM Holdings' initial offer was to acquire all of the outstanding shares of eMachines Common Stock at $.78 per share through a cash tender offer followed by a short-form merger. In addition to the offer letter, Mr. Hui delivered as part of the offer a form of merger agreement that EM Holdings would be willing to execute. During this meeting, Mr. Hui described to Mr. Inouye the terms and conditions of the offer and explained his reasons for pursuing the offer. Mr. Hui discussed his desire to acquire eMachines in line with his background in the industry, the need to find a strategic solution for eMachines in light of the current and future industry environment and the need to find an attractive solution for eMachines' stockholders in light of the stock's delisting, poor trading performance and other factors. Mr. Hui also expressed his desire to retain Mr. Inouye and the management team of eMachines. Mr. Inouye stated that he

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would contact the various Board members to discuss Mr. Hui's proposal to acquire eMachines. Following Mr. Hui's meeting with Mr. Inouye, Averil Capital delivered copies of the offer to Wilson, Sonsini, Goodrich & Rosati, Professional Corporation, eMachines' outside counsel ("Wilson Sonsini") and other selected members of the Board. After being advised that the Board intended to reengage Credit Suisse First Boston, which occurred on November 1, 2001, Mr. Inouye delivered copies to Credit Suisse First Boston.

   On October 31, 2001, following delivery of the offer, Averil Capital and Akin Gump had conversations with eMachines' financial and legal advisors to discuss consideration of EM Holdings' offer. As part of these discussions, Averil Capital and Akin Gump described the background leading up to EM Holdings' offer and further described the terms and conditions of the offer. At that time, EM Holdings and Mr. Hui were asked to execute a confidentiality agreement. It was decided that once the confidentiality agreement was executed that Averil Capital would review with Credit Suisse First Boston the financial analysis underlying EM Holdings' initial offer. Based on the commencement of a process whereby the Board would review the proposal, EM Holdings determined not to publicly announce its proposal at that time.

   On November 2, 2001, Averil Capital reviewed with Credit Suisse First Boston certain elements of the financial analysis. During this telephone conference, there was no negotiation as to the specific offer. It was understood at the conclusion of the discussion that EM Holdings' initial offer was subject to negotiation if a higher value was justified and supported by addition information from eMachines. In addition, Averil Capital told Credit Suisse First Boston that it would disclose the name of the financing source, and provide the form of commitment and supporting term sheet, once a confidentiality agreement between eMachines and EM Holdings was executed.

   On November 2, 2001, a special meeting of the Board was held to review with the entire Board the offer received as well as determine the proper manner in which to proceed. Mr. Adam Andersen, Senior Vice President and Chief Operating Officer of eMachines, and John Alpay, Corporate Counsel of eMachines, and representatives of Wilson Sonsini, also participated in the meeting. Representatives of Wilson Sonsini reviewed with the eMachines directors their fiduciary duties to the holders of eMachines Common Stock in the context of a proposed business combination transaction involving eMachines, including a transaction between Mr. Hui and eMachines. The eMachines directors discussed potential conflicts of interests of various directors in the proposed transaction. Mr. Hui made a brief statement to the Board describing the background of his proposal before recusing himself from all further meetings at which EM Holdings' proposal or other strategic alternatives would be considered. As part of his statement, Mr. Hui emphasized certain terms of his offer and stated that the offer reflected his opening bid for eMachines and that he may be willing to increase his offer following receipt and review of limited financial due diligence. Following Mr. Hui's departure, Wilson Sonsini informed the Board of the terms and conditions of Mr. Hui's proposal. The eMachines Board created an advisory committee to assist in the evaluation of alternative transactions involving eMachines, including EM Holdings' proposal. The advisory committee was comprised of Mr. Inouye, Mr. Morton, Mr. Tsubota and Mr. Hong. While the advisory committee would advise the Board of directors (other than Mr. Hui) through the process, the entire Board, subject to the recusal of Mr. Hui, would be responsible for making any final determinations regarding EM Holdings proposal as well as other alternatives to be considered.

   Following the Board meeting on November 2, 2001, the advisory committee met separately. Representatives of Credit Suisse First Boston and Wilson Sonsini also participated in the meeting. Credit Suisse First Boston reviewed with the Board the process being undertaken to contact third parties that may be interested in pursuing an acquisition or other strategic transaction with eMachines and the status of discussions with EM Holdings and its advisors. The advisory committee authorized eMachines advisors to go forward with negotiations with EM Holdings and to determine whether any third parties that had previously expressed an interest in a transaction with eMachines would have any interest in acquiring eMachines. The advisory committee also expressed its desire to enter into a "standstill" agreement with any interested parties for a long-enough period of time to conduct an orderly process.

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   Between November 2 and November 18, 2001, Credit Suisse First Boston
contacted and had discussions with third parties that had previously expressed an interest in a transaction with eMachines to determine whether any of these parties continued to have an interest in pursuing a transaction with eMachines.

   On Saturday, November 3, 2001, Credit Suisse First Boston and Wilson Sonsini reported the Board's position regarding EM Holdings' offer to Averil Capital and Akin Gump. EMachines' advisors stated that the Board had directed the company's advisors to undertake negotiations with EM Holdings regarding its offer. At the same time, the Board also determined that it was necessary to contact other selected parties that had shown some level of interest in eMachines during the prior strategic review process. eMachines' advisors continued to negotiate with Mr. Hui and EM Holdings to define the scope of a standstill provision.

   On November 6, 2001, the advisory committee held a special meeting. Mr. Andersen, representatives of Wilson Sonsini and representatives of Credit Suisse First Boston also participated in the meeting. At this meeting, the advisory committee considered the terms and conditions of EM Holdings' proposed financing, the implications of a possible disclosure by EM Holdings of its offer on a Schedule 13D to be filed with the SEC and the inability of eMachines and Mr. Hui to agree on the scope of the standstill. The advisory committee authorized eMachines' advisors to continue negotiations with EM Holdings, Mr. Hui and their advisors with a continuing requirement to obtain EM Holdings' agreement to a relatively brief standstill provision long enough to complete an orderly exploration of eMachines' strategic alternatives.

   Meanwhile, in order to proceed with its review of information regarding EM Holdings' offer, eMachines proposed that the parties initially enter into a one-way confidentiality agreement governing the provision of confidential information by Purchaser to eMachines, which agreement would not raise the standstill issues and would allow EM Holdings to disclose the details behind EM Holdings' financing to Credit Suisse First Boston. During the discussions of this one-way confidentiality agreement, EM Holding also indicated to eMachines' advisors that although EM Holdings disclaims beneficial ownership of any securities held by idealab!, EM Holdings may elect to disclose by November 9, 2001 on Schedule 13D its potential beneficial ownership of idealab! Shares as a result of the stock purchase agreement between Mr. Hui and idealab!.

   On November 8, 2001, the advisory committee met to discuss the status of potential transactions with third parties and the status of negotiations with EM Holdings and its advisors, including EM Holdings intent to file a Schedule 13D with the SEC publicly disclosing the existence of and terms of its offer. Mr. Andersen, Mr. Alpay, representatives from Wilson Sonsini and representatives from Credit Suisse First Boston also participated in the meeting. The advisory committee determined that eMachines would issue a press release acknowledging EM Holdings' proposal, if EM Holdings in fact did proceed with its public disclosure of their proposal.

   On November 9, 2001, Averil Capital had a conference call with Credit Suisse First Boston during which Credit Suisse First Boston and Averil Capital discussed, among other things, certain valuation analyses and perspective, including the underlying operating and financial assumptions, including a liquidation analysis, and the underlying assumptions relating to eMachines. On the same day, EM Holdings filed a Schedule 13D with the SEC disclosing its offer to eMachines at $0.78 per share and the stock purchase agreement entered into with idealab! On November 9, 2001, eMachines also issued a press release acknowledging the offer and announcing that it had re-engaged Credit Suisse First Boston.

   On November 11, 2001, after being contacted by Credit Suisse First Boston, the Other Interested Party submitted another non-binding letter of intent to acquire eMachines at an offer price of $0.99 per share.

   On November 12, 2001, a special meeting of the Board was held to review the material terms and conditions of the indication of interest and the status of discussions with the Other Interested Party, including planned due diligence sessions. Before any discussions, Mr. Hui made a brief statement to the Board affirming his desire to enter into a transaction with eMachines at a premium to the then-current market price and affirming that he and his financing sources were prepared to move forward as quickly as possible with a transaction. Following this

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statement, Mr. Hui recused himself and left the meeting. The Board also discussed the status of discussions with EM Holdings and the likelihood of other potential offers from potentially interested third parties. The Board authorized management and eMachines advisors to continue due diligence and negotiations with the interested parties.

   On Monday, November 12, 2001, Credit Suisse First Boston contacted each of the potentially interested parties, including Averil Capital and the Other Interested Party, to inform them of the process that was being conducted to evaluate proposals for a potential acquisition of eMachines. Each party was informed that November 16, 2001 had been established as the date on which final offers for a potential acquisition of eMachines should be submitted. Each party was encouraged to meet with eMachines management as quickly as possible in order to complete any due diligence that it or its advisors or financing sources deemed necessary.

   After extensive negotiations, EM Holdings, Mr. Hui and eMachines entered into a confidentiality agreement including a 17-day standstill period.

   During the week of November 12, Averil Capital, UBS AG and Houlihan Lokey visited eMachines to conduct due diligence and meet with management at eMachines to obtain due diligence information. In addition, eMachines advisors and management held continuing discussions with other interested third parties, none of whom conducted further diligence during that week.

   On November 15, 2001 Credit Suisse First Boston indicated to Averil Capital that the Board would not be considering final bids on the following day as previously indicated. No explanation was given for the change of process and no alternative date was set for final consideration of bids. In light of the considerable time and expense incurred by EM Holdings, EM Holdings determined to proceed with the presentation of Purchaser's offer on November 16, 2001. eMachines subsequently explained that the deadline was extended because additional time was needed to continue discussions with the Other Interested Party.

   After the close of trading on November 16, 2001 EM Holdings delivered to the office of eMachines its revised offer for eMachines. In its revised offer, EM Holdings raised its acquisition price to $1.00 per share, which was one cent more per share than the consideration offered in the Other Interested Party's non-binding letter of intent. The revised offer by its terms was scheduled to expire Sunday, November 18, at 12:00 p.m.

   On November 16, 2001, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston participated in the meeting. Mr. Hui gave an oral presentation to the eMachines Board regarding his increased offer. Wilson Sonsini reminded the directors of their fiduciary duties in the context of a potential transaction with Mr. Hui and the Board once again reviewed any potential conflicts of interest any director might have in such a transaction. Mr. Hui made a brief statement in which he summarized the material terms and conditions of the revised offer (including the scheduled expiration of the offer at 12:00 p.m. on November 18) and affirmed his desire to promptly move forward with a transaction. Mr Hui then recused himself and left the meeting. Following Mr. Hui's departure, Credit Suisse First Boston updated the Board on the results of the discussions throughout the week and advised the Board that the Other Interested Party was the only other party that had demonstrated interest in pursuing a transaction in the required timeframe established by the Board and that additional time was needed to hold discussions with the Other Interested Party, which had not submitted a revised indication of interest. The Board noted that EM Holdings' revised bid, which was higher than its first bid, was set to expire on November 18 at 12:00 p.m. The Board instructed eMachines' advisors to contact both EM Holdings and the Other Interested Party and advise such parties that the final deadline for revised offers was November 18, while simultaneously moving forward with negotiations if possible.

   Averil Capital and the Other Interested Party were contacted by Credit Suisse First Boston on November 17, 2001 regarding the results of the Board meeting and were advised of the deadline for final bids.

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   Over the course of the weekend, EM Holdings' financial and legal advisors had numerous discussions with eMachines' financial and legal advisors in order to negotiate the terms of a definitive merger agreement and option agreement. These negotiations addressed many provisions of the definitive agreements, including the provisions related to the circumstances under which eMachines would be permitted to consider and enter into alternative transactions, the conditions to closing of the offer and restrictions on eMachines' ability to operate its business after execution of the merger agreement without EM Holdings' consent. No discussions regarding the definitive agreements proposed by the Other Interested Party were held.

   On November 17, 2001, the financing committee of UBS AG met internally to approve its revised commitment letter, which raised the level of UBS AG's commitment from a prior letter and to reflect EM Holdings' enhanced bid. UBS AG received its requisite internal committee approval that day and EM Holdings received a final form of debt commitment letter, executed by UBS AG.

   On November 18, 2001, Mr. Hui delivered to the eMachines advisors EM Holding's revised offer in which EM Holdings raised its offer to $1.06 per share. Also on November 18, 2001, the Other Interested Party submitted verbally a revised non-binding indication of interest at a price of $1.01 per share.

   A special meeting of the Board was held on November 18, 2001, to assess final offers. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated. Mr. Hui gave a brief oral presentation to the Board regarding the terms and conditions of EM Holdings' revised offer. Mr. Hui once again indicated his willingness to enter into a transaction as soon as possible. Mr. Hui stated that EM Holdings' revised offer would expire on Monday, November 19, at 5:00 a.m. and clearly stated that this was EMHoldings' final offer. Mr. Hui indicated that if this offer was not accepted by the Board prior to its expiration, the offer would expire and EM Holdings would consider other alternatives to his offer. Mr. Hui then recused himself and left the meeting. Following Mr. Hui's recusal, the Board was informed that the Other Interested Party had not submitted a revised written offer, had not completed diligence, but had verbally expressed a revised offer at a price of $1.01 per share. Furthermore, the Other Interested Party's offer was subject to confirmatory due diligence and the satisfactory negotiation of definitive agreements. Credit Suisse First Boston then gave a presentation to the Board regarding its financial analysis of the proposal and how it compares to other potential alternatives for eMachines. Wilson Sonsini then updated the Board on the status of negotiations with EM Holdings and its advisors relating to the definitive merger agreement and related documents, including open issues related to the certainty of closing and eMachines' ability to terminate the merger agreement in order to accept a third-party offer. The Board authorized eMachines management and advisors to continue to negotiate with EM Holdings and its advisors to come to an acceptable result on the open issues, and another Board meeting was set for the following day to assess the results of these negotiations.

   Following completion of the Board meeting, eMachines advisors contacted Averil Capital and Akin Gump to inform them that the Board had authorized them to complete negotiation of the merger and related agreements. Through its advisors, eMachines requested that EM Holdings extend its offer until the close of the business day on November 18, 2001, in order for negotiations to be completed, and for the Board to consider the definitive agreement after all negotiations were concluded. The parties continued to negotiate the agreements. Those negotiations addressed remaining open issues related to the definitive agreements, including the conditions to Purchaser's and EM Holdings' obligation to close the offer and restrictions on eMachines' ability to operate its business after execution of the merger agreement without Purchaser's parent's consent.

   On November 19, 2001, EM Holdings filed an amendment to its previously filed
Schedule 13D indicating its revised offer of $1.06 per share had expired that morning but that the parties were continuing their discussions.

   On the same day, a special meeting of the Board was held. Mr. Andersen, Mr. Alpay, representatives of Wilson Sonsini and Credit Suisse First Boston also participated in the meeting. Wilson Sonsini updated the Board on the results of negotiations with EM Holdings' advisors on the definitive documents. Wilson Sonsini then discussed with the Board in detail the terms and conditions of the proposed definitive merger agreement, including the conditions to EM Holdings' obligations to close the Offer and eMachines' ability to terminate the agreement and enter into a transaction with a third party, and the terms and conditions of EM Holdings' financing commitment. Credit Suisse First Boston then delivered its oral opinion to the Board, which was confirmed by delivery of a written opinion dated November 19, 2001, that, as of November 19, 2001, based upon and subject to the various consideration set forth in the Credit Suisse First Boston opinion, the Offer Price to be received by the holders of eMachines Common Stock in the Offer and the Merger is fair, from a financial point of view, to such stockholders (other than Mr. Hui, KDS USA, EM Holdings or their respective affiliates). Following a lengthy discussion of the terms and conditions of the proposed transaction, the Board determined the merger agreement and the transactions contemplated by the merger agreement to be advisable, fair to and in the best interests of the stockholders of eMachines (other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates), approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of eMachines accept the Offer and tender their shares of Common Stock in the Offer.

   Following the Board meeting, Averil Capital received a phone call from Wilson Sonsini indicating that the Board had approved the merger agreement. The parties executed a definitive merger agreement after the Board meeting on November 19, 2001. EM Holdings also executed the debt financing commitment with UBS AG. eMachines and EM Holdings publicly announced the execution of the definitive merger agreement in a joint press release prior to the opening of the trading markets on November 20, 2001.

   Following execution of the merger agreement, Mr. Hui engaged in discussions with certain members of management regarding continued service with eMachines after the consummation of the transaction. Mr. Inouye informally has agreed to remain with eMachines following consummation of the transaction. No formal arrangements have been reached in this regard between the parties.

   Purchaser, EM Holdings and eMachines executed an amended and restated merger agreement on November 26, 2001.

   On December 14, 2001, EM Holdings and eMachines entered into an amendment to the Merger Agreement which is attached hereto as exhibit (e)(17) and is incorporated herein by reference.

   Following approval by the Board, Mr. Hui engaged in discussions with certain management members regarding continued service to eMachines after the consummation of the transaction. Mr. Inouye has agreed to remain with eMachines following consummation of the transaction, however no formal arrangements have been reached in this regard between the parties.

   At a meeting held on November 19, 2001, the Board unanimously (with the exception of Mr. Hui, who recused himself):

   . determined that the Offer and the Merger are advisable, fair to and in the best interests of the eMachines stockholders (other than Mr. Hui, KDS USA, EM Holdings, and their respective affiliates);

   . approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and

   . determined to recommend that the eMachines stockholders accept the Offer and tender their shares of eMachines Common Stock pursuant to the Offer.

   The Board consulted with eMachines' senior management, as well as its legal counsel and financial advisors, in reaching its decision to approve the Merger Agreement. Among the factors considered by the Board in its deliberations were the following:

   . the fact that a rigorous market check of eMachines was undertaken during the summer of 2001 during which eMachines' financial advisor contacted numerous potential acquirers and partners regarding a possible business combination with eMachines and that a follow-up market check was performed in November 2001;

   . the relatively thin trading market and the lack of liquidity of the eMachines Common Stock and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, eMachines;

   . the historical market prices, price to earnings ratios, recent trading activity and trading range of the Shares, including the fact that the Offer Price to be paid in the Offer and the Merger represents a premium of approximately 96.3% over the $0.54 closing sale price for the Shares on the OTCBB on November 19, 2001 (the last trading day prior to announcement of the Offer);

   . the fact that the Offer Price is near the highest closing sale price of eMachines Common Stock in the previous 12 months;

   . the judgment of the Board, based on extensive negotiations with EM
     Holdings, that the Offer Price represented the highest price that EM Holdings would be willing to pay in acquiring the shares of eMachines Common Stock;

   . the Offer Price would be payable in cash, thus eliminating any uncertainties in valuing the consideration to be received by stockholders, which were particularly acute in light of the delisting of eMachines Common Stock from the Nasdaq National Market in May 2001;

   . the Offer and the Merger provide for a prompt cash tender offer for all outstanding shares of eMachines Common Stock (other than those held by Mr. Hui, the Purchaser and EM Holdings, their affiliates, or that are subject to stock purchase agreements) to be followed by a merger for the same consideration, thereby enabling stockholders to obtain cash in exchange for Shares at the earliest possible time;

   . eMachines' financial performance and outlook, and eMachines' assets, business, financial condition, business strategy and results of operations and eMachines' prospects if it were to remain an independent, publicly traded entity, including the risks of competing against companies that have far greater resources, distribution capacity and product offerings than eMachines;

   . the presentation of Credit Suisse First Boston on November 18, 2001 regarding its financial analysis, and the opinion of Credit Suisse First Boston delivered to the Board on November 19, 2001, that, as of November 19, 2001, based upon and subject to the various considerations set forth in the Credit Suisses First Boston opinion, the Offer Price to be received by the holders of eMachines Common Stock in the Offer and the Merger is fair, from a financial point of view to such holders, other than Mr. Hui, KDS USA, EM Holdings and their respective affiliates;

   . the terms and conditions of the Merger Agreement generally, including the parties' representations, warranties and covenants, the conditions to the parties' obligations and the circumstances under which EM Holdings and eMachines may terminate the Offer;

   . the fact that, although the Merger Agreement does not permit eMachines to solicit competing proposals, the Merger Agreement permits eMachines to furnish information to, and enter into discussions or negotiations with, any person that makes an unsolicited offer, inquiry or proposal to acquire at least 10% of the equity securities of eMachines pursuant to a merger, tender offer, exchange offer, acquisition, consolidation or other similar transaction or to acquire a material portion of eMachines' assets, subject to the terms of the Merger Agreement;

   . the Merger Agreement permits the Board to withdraw its approval or recommendation of the Offer, the Merger and the Merger Agreement and in connection therewith approve or recommend a "Superior Proposal" (as that term is defined in the Merger Agreement), subject to certain notice requirements and payment of a $4.83 million termination fee, if the Board determines in good faith, after consultation with legal counsel, that it is reasonably likely that the failure to take such action would breach with its fiduciary duties to the eMachines stockholders under applicable law;

   . the Board's judgment that the termination fee would not materially impair the ability of a third party to make a competing proposal;

   . the Purchaser's representation in the Merger Agreement that it will have sufficient funds available to it to satisfy its obligation to consummate the Offer and the Merger, and the terms and conditions of the Purchaser's debt commitment letter from UBS Warburg;

   . the fact that EM Holdings cannot modify the minimum condition to below
     80%, or waive such minimum condition, without eMachines' consent (thus assuring that a majority of the shares of eMachines Common Stock held by stockholders of eMachines other than those affiliated with Mr. Hui or held by eMachines' largest stockholders must tender their shares into the Offer);

   . the fact that the Board will be an addressee of the solvency opinion delivered as a condition to UBS Warburg's funding pursuant to its financing commitment, the delivery of which is a condition to EM Holdings' obligation to consummate the Offer which cannot be waived without eMachines' consent.

   . the Board considered alternative transactions including liquidation, sale to a strategic buyer and a cash dividend to stockholders.

   The Board also considered a number of uncertainties and risks in their deliberations concerning the Offer and the Merger, including the following:

   . the possibility that, although the Offer gives the eMachines stockholders the opportunity to realize a premium over the price at which the eMachines Common Stock traded prior to the public announcement of the Offer and the Merger, the eMachines stockholders will not benefit from any future increase in the value of eMachines;

   . the circumstances in the Merger Agreement under which the termination fee becomes payable by eMachines;

   . pursuant to the Merger Agreement, between the execution of the Merger
     Agreement and the expiration date of the Offer, eMachines is required to obtain the Purchaser's consent before it can take certain actions; and

   . the conditions to the Purchaser's obligations to purchase Shares in the Offer, and the possibility that such conditions might not be satisfied, and determined that the Offer and the Merger represent a better alternative for the stockholders of eMachines than any of the other potential alternatives considered because they offer stockholders the opportunity to receive value for their shares at a significant premium to the market price of eMachines relatively quickly with relative certainty and limited execution risk in comparison with the sale or cash dividend alternative, as well as provide a greater value to stockholders than a liquidation alternative.

   As part of its analysis, the Board also considered the alternative of causing eMachines to remain as a public company. The Board considered eMachines' limitations as a public company as discussed above, including small market capitalization, its delisting from the Nasdaq National Market and its resources in comparison to its competitors. The Board believed that an improvement in those factors that affect eMachines' prospects was not likely in the immediate future. Although the Merger will allow only Mr. Hui and his affiliates to participate in eMachines' future growth, if any, the Board concluded that the potential benefit to the eMachines stockholders of remaining public was outweighed by the risks and uncertainties associated with eMachines' future prospects. The Board also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the eMachines stockholders an opportunity to have a speculative future return.

   As discussed above the Board recognized that, although the consummation of the Offer gives the eMachines stockholders the opportunity to realize a substantial premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the eMachines stockholders to participate in the future growth and profits of eMachines, if any. The Board believed that the loss of the opportunity to participate in the growth and profits of eMachines, if any, was adequately reflected in the Offer Price. The Board also recognized that there can be no assurance as to the level of growth or profits to be attained by eMachines in the future.

   The Board found reasonable and expressly adopted the opinion and the related financial analyses of Credit Suisse First Boston, which opinion and analyses are summarized below.

   In light of the number and variety of factors that the Board considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to quantify or otherwise assign relative weights to those factors, and, accordingly, the Board did not do so. In addition, individual members of the Board may have given different weights to different factors. Rather, the Board viewed its positions and recommendations as being based on the totality of the information presented to and considered by it. The Board did not consider net book value except to the extent it was included in preparing the liquidation analysis."

Item 8. Additional Information

   The second paragraph in the section entitled "Antitrust" is hereby amended and restated as follows:

   "Under the HSR Act, the purchase of Shares in the Offer could not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. EM Holdings filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 21, 2001 and eMachines filed on November 29, 2001. On December 3, 2001, the Federal Trade Commission granted early termination of the waiting period under the HSR Act."

   The section entitled "Certain Litigation" in Item 8 is hereby amended and restated as follows:

   "On November 20, 2001, an action entitled Gary Dvorchak, on behalf of himself and all other similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00156) was filed, and on November 26, 2001, an action entitled Anthony Gaultiere, on behalf of himself and all other similarly situated, v. eMachines, Inc. et. al. (Case No. 01CC00157) was filed, each in the Superior Court of the State of California for the County of Orange, in which the respective plaintiffs named as defendants eMachines and the directors of eMachines.

   On November 29, 2001, eMachines was served with a summons and complaint in the matter of Anthony Gaultiere v. eMachines, Inc. et. al. (Case No. 01CC00157). On or about November 30, 2001, eMachines was served with a summons and complaint in the matter of Dvorchak v. eMachines, Inc. et al (Case No. 01cc00156).

   The complaints purport to assert claims on behalf of all public shareholders of eMachines. The complaints allege that eMachines and the members of the Board have breached their fiduciary duties to shareholders of eMachines.

   The complaints seek class certification and other equitable relief, including enjoining the Offer and the Merger, as well as costs and expenses in connection with action. EMachines believes that the allegations are without merit and intends to vigorously contest these actions. There can be no assurance that the defendants will be successful.

   On December 14, 2001, the District Court of Jefferson County (172nd Judicial District) in the matter of David Packard v. eMachines Inc., (Case No. 165,336) issued a Temporary Restraining Order and order setting hearing for Preliminary Injunction (the "order").

   The order was sought by intervenor plaintiff John Hock. The underlying case is a class action seeking recovery for alleged defects relating to the floppy disk controllers contained in certain of eMachines' computers.

   On December 19, 2001, eMachines and EM Holdings issued a press release announcing that the parties to the litigation in which the temporary restraining order was issued reached an agreement in principle to withdraw and vacate the temporary restraining order. As part of the agreement in principle, the plaintiffs dropped their attempt to seek other injunctive relief as well. The agreement in principle is conditioned upon execution of definitive documentation. The press release is attached as Exhibit (a)(8) hereto and is incorporated herein by reference.

   eMachines is in the process of reviewing alternatives relating to an appeal or other review of the order. Our parent has been provided a copy of the order and has retained separate counsel to determine what actions, if any, it may take to overturn the order.

Item 9. Exhibits

   Item 9 is hereby amended and restated as follows:

(a)(1) Letter to the Stockholders of eMachines, dated November 27, 2001 +

(a)(2) Press Release issued by EM Holdings and eMachines, dated November 20, 2001 (incorporated herein by reference to the Schedule 14D-9C filed by eMachines on November 20, 2001)

(a)(3) Opinion of Credit Suisse First Boston Corporation to the Board of Directors of eMachines, dated
       November 19, 2001 (incorporated herein by reference to Schedule II to this Schedule 14D-9) +

(a)(4) Intentionally Left Blank

(a)(5) Intentionally Left Blank

(a)(6) Press Release issued by eMachines and EM Holdings on December 14, 2001+

(a)(7) Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and
       Rule 14f-1 thereunder (incorporated by reference to Schedule I attached to the Schedule 14D-9) +

(a)(8) Press release issued by eMachines and EM Holdings on December 19, 2001.

(e)(1) Amended and Restated Agreement and Plan of Merger, dated as of November 19, 2001, as amended and restated as of November 26, 2001, by and among EM Holdings, Purchaser and eMachines +

(e)(2) Buyer Option Agreement, dated as of November 19, 2001, between EM Holdings, Purchaser and
       eMachines +

(e)(3) Stock Purchase Agreement, dated as of October 30, 2001, between idealab! Holdings, L.L.C. and Lap
       Shun Hui +

(e)(4) Confidentiality Agreement, dated November 12, 2001, among eMachines, EM Holdings and Lap Shun
       Hui +

(e)(5) Intentionally left blank

(e)(6) Employment Agreement dated February 23, 2001 with Wayne R. Inouye (incorporated herein by reference to Exhibit 99.4 to the current report on Form 8-K filed by eMachines on March 8, 2001)

(e)(7) Employment Agreement dated April 30, 2001 with Adam Andersen (incorporated herein by reference to Exhibit 99.15 to the current report on Form 8-K filed by eMachines on April 27, 2001)

(e)(8) Employment Agreement dated May 1, 2001 with Mike Zimmerman (incorporated herein by reference to Exhibit 99.2 to the current report on Form 8-K filed by eMachines on May 8, 2001)

(e)(9) Employment Agreement dated May 7, 2001 with Bob Davidson (incorporated herein by reference to
       Exhibit 99.3 to the current report on Form 8-K filed by eMachines on May 8, 2001)


(e)(10) Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.6 to the
        Form S-1 Registration Statement filed by eMachines on August 31, 1999)

(e)(11) Revised Proxy Statement on Schedule 14A filed by eMachines on May 4, 2001+

(e)(12) Subordinated Promissory Note dated as of June 7, 1999 for Korea Data Systems America, Inc.
        (incorporated herein by reference to Exhibit 10.5 to the S-1 Registration Statement filed by
        eMachines on August 31, 1999)

(e)(13) Original Design Manufacturer Agreement between TriGem Computer, Inc. and eMachines dated as of January 24, 2000 (incorporated herein by reference to Exhibit 10.20 to the S-1 Registration
        Statement filed by eMachines on March 2, 2000)

(e)(14) Amendment No. Two to Original Design Manufacture Agreement, dated as of October 31, 2001, between eMachines and TriGem Computer, Inc. (incorporated by reference to the Form 8-K filed by
        eMachines on November 30, 2001)

(e)(15) Settlement and Release Agreement, dated as of October 31, 2001, between eMachines, TriGem
        Computer, Inc. and TriGem American Corporation (incorporated by reference to the Form 8-K filed by eMachines on November 30, 2001)

(e)(16) Amendment No. One to Original Design Manufacture Agreement between eMachines and TriGem
        Computer, Inc. (incorporated by reference to the Form 8-K filed by eMachines on January 24, 2000)

(e)(17) Amendment No. 1 to Amended and Restated Agreement and Plan of Merger, dated as of
        December 14, 2001, by and among EM Holdings, Purchaser and eMachines*

--------
+  Previously filed
*  Filed herewith

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: December 20, 2001

                                        EMACHINES, INC.

                                                     /s/ ADAM ANDERSEN
                                        By: ___________________________________
                                        Name: Adam Andersen
                                        Title:
                                             Senior Vice President and
                                             Chief Operating Officer